UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annualreports under cover of Form 20-F or Form 40-F:

Form 20-F ☑Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2017	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Andi Setiawan ---------------------------------------------------- (Signature) Andi Setiawan VP Investor Relations

Number : TEL. 107/PR000/COP-I5000000/2017

Jakarta, May 15, 2017

To

Board of Commissioners of the Indonesian Financial Services Authority

Attn. Chief Executive of Capital Market Supervision

Sumitro Djojohadikusumo Building

Jl. Lapangan Banteng Timur No.2-4, Jakarta 10710

Re: Change of Address for Investor Relation Unit

Dear Sir or Madam,

In compliance with Indonesian Financial Service Authority’s (Otoritas Jasa Keuangan/OJK) Regulation Nomor 31/POJK.04/2015 dated December 16, 2015 related to disclosure of information and material facts for public company, we hereby inform you that:

Issuer Name    : PT Telkom Indonesia (Persero) Tbk

Business sector: Telekomunikasi

Address           : Telkom Landmark Tower,  Jl. Jenderal Gatot Subroto Kav 52, Jakarta

Telephone        : (021) 521 5109

Facsimile          : (021) 522 0500

1	Information or material facts	Change of Address for Investor Relation Unit
2	Date	May 15, 2017
3	Description

On May 15, 2017, we would like to inform that there is a change in Telkom’s Investor Relations Unit address.

Then:

Gedung Graha Merah Putih, 5th Floor.

Jl. Jenderal Gatot Subroto Kav. 52, Jakarta, 12710

Now:

Telkom Landmark Tower, 37th floor

Jl. Jenderal Gatot Subroto Kav. 52, Jakarta, 12710

4	The impact of events, information or material facts to perational activities, legal, financial condition or business continuity of issuers	All needs including correspondence or other matters concerning Investor Relationship shall be sent to the new address.

Sincerely yours,

/s/ Andi Setiawan

ANDI SETIAWAN

VP Investor Relations

cc:

1.         PT Indonesia Stock Exchange through IDXnet

2.         Telkom’s Trustee (CIMB Niaga)

3.         Telkom’s Trustee (Bank Permata)